NOTIFICATION OF THE REMOVAL FROM LISTING
AND REGISTRATION OF THE STATED SECURITIES

New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of American Depositary Shares ('ADSs'), each representing two Ordinary Shares of Duoyuan Global Water Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on June 18, 2012, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the ADSs are no longer suitable for continued listing and trading on the Exchange.

The Exchange is taking this action because the Company failed to file with the Commission by the applicable due date its annual report on Form 20-F for the year ended December 31, 2010. The Company's stated reason for its failure to timely file its Form 20-F was its ongoing conduct of an internal investigation into its accounting, corporate governance and business practices. The Company still has not completed that internal investigation, and it still has not filed its annual report.

Section 802.01E of the Exchange's Listed
Company Manual provides an initial six-month compliance period for an issuer unable to file its annual report when due. The Company failed to file its annual report within this initial six-month compliance period provided by the rule.
The Rule also authorizes the Exchange, within its discretion, to grant a second compliance period not to exceed six months if the company provides information sufficient to support a conclusion that the annual report is likely to be filed within this additional compliance period.
The Company requested an additional discretionary six-month compliance period until June 30, 2012.
However, NYSE staff concluded that the Company did not provide sufficient information to support a conclusion that the Company would be in a position to file its report by June 30, 2012, other than its projection in its request for review that it would complete its investigation by March 31, 2012 and have its auditors complete their work in time for a June 30, 2012 filing.
Consequently, the NYSE commenced delisting proceedings against the Company.

A press release was issued on January 25, 2012, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on January 25, 2012 of the suspension and delisting of the ADSs. Similar information was included on the Exchange's website. Trading in the ADSs on the Exchange was suspended at the close of the trading session on January 25, 2011.

On February 8, 2012, the Exchange received a letter from the Company to request a hearing before the Committee for Review (the 'Committee') of the Board of Directors of NYSE Regulation concerning the Staff's determination, in accordance with Section 804.00 of the Exchange's
Listed Company Manual. Subsequently, the Company waived its right to submit a brief in support of its appeal and also waived its right to appear and make an oral presentation at the May 17, 2012 hearing the Committee had scheduled for the appeal.

On May 31, 2012, the Committee issued a decision that affirmed the determination of the Staff of NYSE Regulation to delist the ADSs of the Company.
Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.